UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 11, 2012

For immediate release

January 11, 2012

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Report on Completion and Results of Stock Repurchases

(Stock Repurchases under the Provision of Articles of Incorporation

Pursuant to Paragraph 2, Article 165 of the Corporate Law of Japan)

Makita Corporation hereby reports on the results of repurchases of shares of its common stock in conformity with Article 156 of the Corporate Law, as applied pursuant to Paragraph 3, Article 165 of the Corporate Law.

As of January 10, 2012, the Company had completed the stock repurchase scheme based on the resolutions of the Board of Directors held on December 22, 2011.

Results of Repurchases

1. Class of shares repurchased:	Common stock
2. Total number of shares repurchased:	2,000,000 shares
3. Total cost of repurchases:	5,033,496,000 yen
4. Period of repurchases:	From December 26, 2011 to January 10, 2012
5. Method of repurchases:	Purchase in Tokyo Stock Exchange

(Reference)

Details of resolution of the board of directors meeting held on December 22, 2011

(1) Class of shares to be repurchased:	Common stock
(2) Total number of shares to be repurchased:	Up to 2,000,000 shares
(Ratio to the number of outstanding shares: 1.45%)
(3) Aggregate repurchase amount:	Up to 5.8 billion yen
(4) Period of repurchases:	From December 26, 2011 to January 10, 2012

English Translation of press release originally issued in Japanese language

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